                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:


                                Table of Contents

1. Result of Business Operations for 1st Quarter Ended December 31, 2003 of the Fiscal Year Ended September 30, 2004 (Consolidated Financial Information). [English Translation]

2. Result of Business Operations for 1st Quarter Ended December 31, 2003 of the Fiscal Year Ended September 30, 2004 (Non-consolidated Financial Information). [English Translation]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: February 12, 2004

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "CONSOLIDATED 1Q FY2004 FINANCIAL RESULTS" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                    News Release

(CRAYFISH LOGO)


                                                                February 12,2004

                              [English Translation]

[Note: This English translation of the "Result of Business Operations for 1st Quarter Ended December 31, 2003 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                    CONSOLIDATED 1Q FY2004 FINANCIAL RESULTS

                                   Company Name: Crayfish Co.,Ltd.(Mothers 4747)
   Representative Director and President: Kazuhiko Muraki
      Corporate Headquarters: 5-F Hikari Center Bldg., 1-16-15 Minami-Ikebukuro,
                                                         Toshima-ku, Tokyo Japan
         Contact Director: Director and Chief Financial Officer: Kazuhiro Tamura
                                                             Tel: 81-3-5954-7555

1. Consolidated Financial Results

    (1) Consolidated Financial Results for 1Q of the year ending September 30, 2004(October 1, 2003, December 31, 2003)

                                1Q FY2003          1Q FY2004          Ratio       Annual FY2003
                              ---------------    ---------------    ---------    ---------------
                              Millions of yen    Millions of yen        %        Millions of yen
        Net Sales                          --                613           --                 --

     Operating Income                      --                 96           --                 --

     Ordinary Income                       --                 94           --                 --

        Net Income                         --                180           --                 --

       Total Assets                        --              3,452           --                 --

Total Shareholders' Equity                 --              2,318           --                 --


    (2) Segment Information

                                      1Q FY2003                    1Q FY2004                                  Annual FY 2003
                           ---------------------------    ----------------------------                 ----------------------------
                                Amount         Ratio           Amount         Ratio         Ratio           Amount           Ratio
        Net Sales:         Millions of yen       %        Millions of yen       %             %        Millions of Yen        %
                           ---------------   ---------    ---------------    ---------    ---------    ---------------    ---------

    Server Business                     --          --                289         47.1           --                 --           --

Commodity Sales Business                --          --                196         32.0           --                 --           --

 Advertisement Business                 --          --                125         20.5           --                 --           --

         Others                         --          --                  2          0.4           --                 --           --

         Total                          --          --                613        100.0           --                 --           --


(Note)  1.  Beginning the 1st quarter of the fiscal year ending September 30,
            2004, the Company has started preparing consolidated financial statements because it established a wholly owned subsidiary, Cyber Joy, Inc. on October 1, 2003. Therefore, the above information is not applicable to the fiscal year ended September 30, 2003.

        2. Net Sales of Software business and Hardware Business are included in Commodity Sales Business.

        3. The Company had previously described its e-mail hosting service offering under the name "DESKWING" as Hosting Business, however, beginning in the 1st quarter of the fiscal year ending September 30, 2004 the description has changed to Server Business.

        4.  Amounts of less than one million yen have been disregarded.

        5. Consolidated financial statements for 1st quarter of the fiscal year ending September 30, 2004 are reviewed by certified accountants, Sanyu & Co., pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

2.  Overview of Consolidated Business Result (October 1, 2003 - December 31,
    2003)

    1.  Overview of consolidated operating results

        In 1Q FY2004 (October 1, 2003 to December 31, 2003, the "Current Period"), personal consumption was low and unemployment did not improve. At the same time, company earnings, capital and personal expenditures showed signs of modest recovery.

        The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

        The Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to its core business.

        In its server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized near two percent (versus approximately six percent in FY03 1Q). In spite of its efforts to acquire new customers, total customers decreased to 7,734 at the end of the current period (8,209 at September 31, 2003, and 10,716 at December 31, 2002). As a result, revenues from the Company's server business in the current period were JPY289 million. The Company will continue to aim at stabilizing income by reducing subscriber cancellations and by increasing new customers.

        The Company launched its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware in the Current Period. The Company sells these products to Hikari Tsushin affiliates, such as IE Group, Inc. and CalltoWeb, Inc., who then resell the products to the customers. Revenues from the sales of these products in the Current Period were JPY196 million. The Company will continue to aim to expand its income by extending the reach of its products and services.

        In the advertising business, the Company has expanded its web site partner and advertiser network, and established its wholly owned subsidiary Cyber Joy, Inc. to promote and support its business. Revenues from the Company's advertising business in the Current Period were JPY125 million.

        Cyber Joy, Inc., a wholly owned subsidiary, began its operation immediately after it was established on October 1, 2003. Revenues in the Current Period were JPY15 million.

        The Company aims to continue to develop its advertising business by increasing the number of partners and advertisers, and by developing its own media.

        Consolidated operating results for the Current Period showed revenues of JPY613 million, operating income of JPY96 million, ordinary income of JPY94 million, special gain of JPY2 million, income taxes-deferred of JPY83 million and accordingly, net income of JPY180 million.

2.  Consolidated financial condition

        Management continued to focus on improving the Company's cash flow, and cash balances were positive at the end of the Current Period. While Japan's economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, consolidated results at the end of the Current Period showed total assets of JPY3,452 million, liabilities of JPY1,134 million and shareholders' equity of JPY2,318 million.

        Cash balances remained positive in the Current Period due mainly to the stabilization of the Company's server business. Net cash provided by operating activities was JPY191 million and net cash used for investing activities was JPY7 million, respectively. Accordingly, cash and cash equivalents at the end of the Current Period was JPY2,124 million.

3. Business outlook for consolidated FY2004 (October 1, 2003 through September 30, 2004)

        The Company and the Company's group will aim to increase income by continuing to implement measures from the current period. As announced on November 13, 2003, consolidated earnings projections for the first 6 months of FY2004 show net sales of JPY720 million, ordinary income of JPY100 million and net income of 90 million, while consolidated annual earnings projections for FY 2004 show net sales of JPY1,550 million, ordinary income of JPY200 million and net income of JPY180 million.

(Note) Earning projections are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and our actual results could materially differ from earning projections discussed in this result of business operations. Investors should not make investment decision based upon these earning projections.

4.  Quarterly Consolidated Financial Statements

    (1) Quarterly Consolidated Balance Sheet (Thousands of yen)


                            Periods
                                                  Consolidated 1Q FY2004
                                                 (As of December 31, 2003)
                                              --------------------------------
Accounts                                           Amounts            Ratio
-----------------------------------           ----------------    ------------
                                                                              %
               (Assets)
  I       Current assets
      1. Cash on hand and in banks                    2,124,159
      2. Accounts receivable trade                      176,780
      3. Securities                                     200,797
      4. Inventories                                     28,883
      5. Differed tax assets                             83,863
      6. Official credit deposit         N2             782,081
      7. Others                                          13,674
      8. Allowance for doubtful accounts                 (7,038)
                                                ---------------
         Total current assets                         3,403,200         98.6
 II      Fixed assets
      1. Property and equipment          N1              26,110          0.7
      2. Intangible fixed assets                         21,089          0.6
      3. Investments and others                           2,290          0.1
                                                ---------------
         Total fixed assets                              49,490          1.4
                                                ---------------
         Total assets                                 3,452,691        100.0
                                                ===============

                                     (Thousands of yen)

                                          Periods
                                                                     Consolidated 1Q FY2004
                                                                    (As of December 31, 2003)
                                                                -------------------------------
Accounts                                                              Amounts          Ratio
                                                                ----------------    -----------
                                                                                %

              (Liabilities)

  I      Current liabilities
      1. Accounts payable-trade                                          255,679
      2. Accounts payable-other                                           66,394
      3. Income taxes payable                                                 90
      4. Allowance for accrued bonus                                       5,457
      5. Allowance for settlement of litigation                          782,081
      6. Others                                         N3                24,852
                                                                ----------------
        Total current liabilities                                      1,134,555         32.9

                                                                ----------------
        Total liabilities                                              1,134,555         32.9
                                                                ----------------

          (Shareholders' equity)

  I      Common stock                                                    566,685         16.4

 II      Capital surplus                                                 465,101         13.5

III      Earnings surplus                                              1,286,349         37.2
                                                                ----------------
        Total shareholders' equity                                     2,318,135         67.1
                                                                ----------------
        Total liabilities and shareholders' equity                     3,452,691        100.0
                                                                ================

(2) Quarterly Consolidated Statement of Income
                                                    (Thousands of yen)

                        Periods                                  Consolidated 1Q FY2004

 Accounts                                                        From October 1, 2003
                                                                 To December 31, 2003
                                                      --------------------------------------------
                                                                 Amounts                   Ratio
                                                      -----------------------------      ---------
                                                                                                 %
 I    Net Sales                                                             613,941        100.0
 II   Cost of Sales                                                         347,777         56.6
                                                                       ------------
      Gross profit                                                          266,164         43.4

 III  Selling, General and Administrative Expense  N 1                      169,683         27.7
                                                                       ------------
          Operating income                                                   96,480         15.7
 IV   Non-operating Income
        1. Interest income                                   2
        2. Foreign currency transaction gain               247
        3. Interest on refund                              195
        4. Others                                           19                  465          0.1
                                                      --------
 V    Non operating expense
        1. Rent expenses                                 1,526
        2. Litigation costs                                771
        3. Organization costs                              309                2,606          0.4
                                                      --------
          Ordinary income                                                    94,339         15.4
 VI   Special Gain
        1. Reversal of allowance for doubtful
             accounts                                    2,225
        2. Others                                          195                2,420          0.4
                                                      --------
 VII  Special Losses                                        --                   --           --
                                                      --------            ---------
         Income before income taxes                                          96,760         15.8
         Corporate, inhabitants and enterprise taxes        90
         Income taxes-deferred                         (83,863)             (83,773)       (13.6)
                                                      --------            ---------
         Net income                                                         180,533         29.4
                                                                          =========

(3) Quarterly Consolidated Statement of Retained Earnings


                                                                       (Thousands of yen)

                                                             Consolidated 1Q FY2004
                     Accounts                                 From October 1, 2003
                                                              To December 31, 2003
                                                            ------------------------------
                                                                      Amounts
                                                            ------------------------------
(Capital surplus)

    I    Capital surplus at beginning of the period                               465,101
                                                                              -----------
    II   Capital surplus at the end of the period                                 465,101
                                                                              -----------

(Earnings surplus)
    I    Earnings surplus at beginning of the period                            1,105,815

    II   Increase in earnings surplus

         1. Net income                                             180,533        180,533
                                                            --------------    -----------
    III  Earnings surplus at the end of period                                  1,286,349
                                                                              ===========

(4)  Quarterly Consolidated Statement of Cash Flows


                                                                                                         (Thousands of yen)

                                                                                                    Consolidated 1Q FY2004
                           Accounts                                                                  From October 1, 2003
                                                                                                     To December 31, 2003
                                                                                                    ----------------------
                                                                                                             Amounts
 I  Cash flows from operating activities
       1. Income before income taxes                                                                               96,760
       2. Depreciation and amortization                                                                             3,590
       3. Decrease in allowance for doubtful accounts                                                              (2,225)
       4. Decrease in allowance for Bonus                                                                          (3,661)
       5. Interest and dividend income                                                                                 (2)
       6. Increase in accounts receivable-trade                                                                   (51,586)
       7. Increase in inventories                                                                                 (26,518)
       8. Increase in accounts payable                                                                            120,616
       9. Others                                                                                                   55,801
                                                                                                             ------------
        Subtotal                                                                                                  192,774

      10. Interest and dividend received                                                                                2
      11. Income taxes paid                                                                                        (1,210)
                                                                                                             ------------
      Net cash provided by operating activities                                                                   191,566

II  Cash flows from investing activities
      Purchase of property and equipment                                                                           (8,228)
      Proceeds from sales of property and equipment                                                                   303
                                                                                                             ------------
      Net cash used in investing activities                                                                        (7,924)

III Cash flows from financing activities                                                                               --
                                                                                                             ------------
IV  Net increase in cash and cash equivalents                                                                     183,641
V   Cash and cash equivalents at the beginning of the period                                                    1,931,315
VI  Net increase in cash and cash equivalents due to inclusion in consolidation                                    10,000
                                                                                                             ------------
VII Cash and cash equivalents at the end of the period                                                          2,124,957
                                                                                                             ============

                         Significant accounting policies

                                   Periods                   Consolidated 1Q FY2004
                                                              From October 1, 2003
Items                                                         To December 31, 2003
-----------------------------------------                ------------------------------

1. Sope of consolidation                                (1)  All subsidiaries are consolidated.
                                                             Number of subsidiaries:
                                                               1 Company
                                                             Name of consolidated company:
                                                               Cyber Joy, Inc.

2. Applicability of equity method                         Not applicable, because of no
                                                          nonconsolidated and no affiliate
                                                          companies.


3. Accounting period of consolidated                      Subsidiary's balance sheet date is
                                                          the same date as subsidiaries the
                                                          consolidated balance sheet date.


4. Significant accounting policies                      (1)  Basis and methods of valuation of assets
                                                             (1) Securities:
                                                                 Other securities
                                                                 No market quotation
                                                             Cost method based on average method.

                                                             (2) Inventory:
                                                                 Commodities

                                                                Average method

                                                        (2)  Depreciation and amortization of fixed
                                                             assets

                                                             (1) Property and equipment:

                                                             Declining balance method:

                                                                 Estimated useful life is described as below:

                                                             Building:    15 years
                                                             Equipment:    3 to 8 years

                                                        (2)  Intangible fixed assets:

                                                                   Software used for the Company's
                                                                operation is amortized by the
                                                                straight-line method over the
                                                                estimated useful life of 5 years.

                                                        (3)  Basis for calculation of allowances

                                                             (1)  Allowance for doubtful  accounts:

                                                                    Allowance for doubtful accounts is provided
                                                                    based on past experience for normal
                                                                    receivables and on an estimate of the
                                                                    collectibility of receivables and on an
                                                                    estimate of the collectibility of
                                                                    receivables from companies in financial
                                                                    difficulty.



                       Periods                             Consolidated 1Q FY2004
                                                            From October 1, 2003
Items                                                       To December 31, 2003
------------------------------                    --------------------------------------------

                                                  (2)  Allowance for bonus

                                                  Accrued bonus is provided for the payment of
                                                  employees' bonus based on estimated amounts of
                                                  future payments attributed to the current
                                                  period.

                                                  (3) Allowance for settlement

                                                  The company has recorded the amount it expects
                                                  to pay for settlement of the class action suit
                                                  related to the Company's US public offering of
                                                  securities.

                                                  (4) Lease

                                                    Noncancelable lease transactions are primarily
                                                  accounted for as operating leases except that
                                                  lease agreements which stipulate the transfer of
                                                  ownership of the leased assets to the lessee are
                                                  accounted for as finance leases.

                                                  (5) Others

                                                  Consolidated accounting for consumption taxes

                                                  Consumption taxes are excluded from transaction
                                                  amounts.

5. Cash and cash equivalents in                   Cash and cash equivalent in the statement of cash
     quarterly statements of cash flow            flows consist of cash on hand, bank deposits
                                                  which can be withdrawn on demand and short-term
                                                  investments which can easily be converted to cash
                                                  and subject to little risk of change in value and
                                                  with maturity within three months after
                                                  acquisition of the securities.

Note to Financial statements

   (For consolidated balance sheet)

                                                              (Thousands of yen)

                             Consolidated 1Q FY2004
                            (As of December 31, 2003)




N1   Accumulated depreciation of property and equipment:
                                                              JPY71,064 thousand

N2 JPY782,081 thousand is on deposit in an escrow account pursuant to the settlement of the US class action related to the Company's public offering of securities in the U.S.



N3   Treatment of Consumption Tax

    After having been setoff, pre-paid consumption tax and pre-received consumption tax are indicated in "Other current assets".


   (For consolidated statement of income)


                             Consolidated 1Q FY2004
                              From October 1, 2003
                              To December 31, 2003



N1 Major expense item and amounts in selling, general and administrative expense is described as below:

     Salaries expense              JPY42,517 thousand
     Derectors' remuneration       JPY25,041 thousand
     Sales commission              JPY25,618 thousand
     Commission paid               JPY23,562 thousand
     Provision for bonuse          JPY5,457 thousand

   (For consolidated statement of cash flows)

                              (Thousands of yen)


                             Consolidated 1Q FY2004
                              From October 1, 2003
                              To December 31, 2003


The following is the relation between cash and cash equivalents at the current period and the items listed in consolidated balance sheets

     Cash on hand and in banks                       2,124,159
     Time deposits with maturity
       more than 3 months                             (200,000)
     Securities                                        200,797
                                                   -----------
     Cash and cash equivalents                       2,124,957
                                                   ===========

   (For lease transactions)


                             Consolidated 1Q FY2004
                               From October, 2003
                              To December 31, 2003

There are no significant transactions to be disclosed.

   (For securities)

       Carrying value of major securities whose fair value is not available


                                                   (Thousands of yen)

                                               Consolidated 1Q FY2004
                                                Amount accounted in
        Categories                                 Balance sheets
                                            (As of December 31, 2003)
                                            -------------------------

Other securities
   Free Financial Funds                                   200,797


(For derivative transaction)

   End of consolidated 1st quarter for this fiscal year(As of December 31, 2003)

         The Company does not engage in derivative transactions and therefore this item is not applicable.

(Segment Information)

(Segment information in class of business)

Consolidated 1Q FY2004(From October 1, 2003 to December 31, 2003)


                                                                                                               (Thousands of yen)


                                                                                                     Eliminated
                                Server       Commodity        Media                                   or whole
                               business      business       business       Others         Total        company      Consolidated
                             -----------   -----------    -----------    -----------   -----------   -----------    -----------
Net Sales:
(1) Sales to third parties       289,267       196,715        125,651          2,307       613,941            --        613,941
  (2) Inter-group sales               --            --             --             --            --            --             --

          Total                  289,267       196,715        125,651          2,307       613,941            --        613,941

Operation expenses               131,510       199,887        129,825            111       461,334        56,125        517,460

Operating income (Loss)          157,757        (3,171)        (4,174)         2,195       152,606       (56,125)        96,480


 (Note) 1.  Classification of business segments

              The businesses segments are classified in consideration by similarity of series and market of goods.

        2.  Main product of each business segment


                 Business segment                            Main products o service
                 ----------------                            -----------------------

                 Server business      (Rental server (Core service DESKWING)

                Commodity business    PC hardware, peripheral equipment, planning of and sales of software

                  Media business      Sales of internet advertisement space

                      Others          Creating web site and consulting


        3. Operating expense in "Eliminated or whole company" (JPY56,125 thousand) represent the un-allocable expenses incurred in the Company's administration department.

 (Geographical segment information)

   Geographical segment information in consolidated 1Q FY2004(From October 1, 2003 to December 31, 2003)is not stated, because the Company has no overseas subsidiaries or branches, excepted in Japan.

 (Overseas net sales)

   Overseas net sales in consolidated 1Q FY2004(From October 1, 2003 to December 31, 2003)is not stated because the Company has no overseas sales.



   (Amounts per share)
                                         Consolidated 1Q FY2004
                                          From October 1, 2003
                                          To December 31, 2003
                                         ----------------------

Net assets per share                             JPY336,257.40

Net income per share                              JPY17,582.14

(Note)  1.  Net income per share is calculated based on average number of shares outstanding during the period.

        2. Net income per share-diluted is not stated because there is no premium on issuing stock subscription rights.

        3. Net income per share - basic for 1Q FY04 is calculated based on the following figures.

                                          Consolidated 1Q FY2004
                                            From October 1, 2003
                                            To December 31, 2003
                                         ----------------------
Net income                                             180,533

                 (Thousands of yen)

Amount not attributable to common
shareholders                                                --


                  (Thousands of yen)

Net income attributable to common
stock                                                  180,533

                  (Thousands of yen)


Average number of shares
outstanding during the period                           10,268
                             (Share)

                                      (Unsecured bonds with
Information of diluted shares,        subscription rights)
which is not included in              The 3rd unsecured bonds
calculation of quarterly net income   (with stock warrants)
per share for the current period      (Issued on September
due to no dilutive effect.            27, 1999)

                                      Amounts paid:

                                         JPY1,687,000 thousand
                                      Issue price:
                                      JPY1,033,520.30
                                      Amount to be credited
                                      to common stock account
                                      per share:
                                      JPY516,760.15



   (Significant subsequent events)


         Consolidated 1Q FY2004
           From October 1, 2003
           To December 31, 2003
-----------------------------------------

  Not applicable



    (2) Others

        Not applicable

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "NON-CONSOLIDATED 1Q FY2004 FINANCIAL RESULTS" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                    News Release

{CRAYFISH LOGO]


                                                               February 12, 2004

                              [English Translation]

[Note: This English translation of the "Result of Business Operations for 1st Quarter Ended December 31, 2003 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                  NON-CONSOLIDATED 1Q FY2004 FINANCIAL RESULTS

                                                Company Name: Crayfish Co., Ltd.
                                                                  (Mothers 4747)
                          Representative Director and President: Kazuhiko Muraki Corporate Headquarters: 5-F Hikari Center Bldg., 1-16-15 Minami-Ikebukuro,
                              Toshima-ku, Tokyo Japan
           Contact Director: Director and Chief Financial Officer: Kazuhi Tamura
                                                             Tel: 81-3-5954-7555


  1. Financial Results
(1) Financial Results for 1st quarter of the year ending September 30, 2004 (October 1, 2003 - December 31, 2003)

                                1Q FY2003            1Q FY2004              Ratio        Annual FY2003
----------------------------------------------------------------------------------------------------------
                                   Millions of yen     Millions of yen            %      Millions of yen
          Net Sales                           462                 611          32.3               1,768

       Operating Income                       214                 102         (52.3)                611

       Ordinary Income                        200                 101         (49.5)                594

          Net Income                          167                 187          12.0                (232)
                                ==================== =================== ============= ===================
         Total Assets                      17,072               3,455         (79.8)              3,129

  Total Shareholders' Equity               16,912               2,324         (86.3)              2,137


(2) Segment information

                          1Q FY2003                1Q FY2004                Ratio        Annual FY2003
------------------------------------------------------------------------------------------------------------
                              Amount       Ratio       Amount      Ratio                Amount       Ratio
------------------------------------------------------------------------------------------------------------
Net Sales:               Millions of yen       %  Millions of yen      %       %   Millions of yen     %

     Server Business                438     94.7            289     47.3   (34.0)           1,436    81.2

Commodity Sales Business             --       --            196     32.2      --              199    11.3

 Advertisement Business              --       --            123     20.1      --              123     7.0

         Others                      24      5.3              2      0.4    (91.7)              8     0.5

          Total                     462    100.0            611    100.0     32.3           1,768   100.0


(Note)   (1)  Net Sales of "Software business" and "Hardware business" are included in "Commodity Sales Business".

         (2) The Company had previously described its e-mail hosting service offering under the name "DESKWING" as Hosting Business, however, beginning in the 1st quarter of the fiscal year ending September 20, 2004 the description has been changed to Server Business.

         (3) Software Business began February 2003, Hardware Business began October 2003 and Advertisement Business began March, therefore 1Q FY2003 does not mention about these businesses.

         (4)  Amounts of less than one million yen have been disregarded.

         (5) Non-consolidated financial statements for 1st quarter of the fiscal year ending September 30, 2003 and 2004 are reviewed by certified accountants, Sanyu & Co., pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

   2. Overview of Business Result (October 1, 2003-December 31, 2003)

        1. Overview of operating results

            In 1Q FY2004 (October 1, 2003 to December 31, 2003, the "Current Period"), personal consumption was low and unemployment did not improve. At the same time, company earnings, capital and personal expenditures showed signs of modest recovery.

            The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

            The Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to its core server business.

            In its server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized near two percent (versus approximately six percent in FY03 1Q). In spite of its efforts to acquire new customers, total customers decreased to 7,734 at the end of the Current Period (8,209 at September 31, 2003, and 10,716 at December 31, 2002). As a result, revenues from the Company's server business in the Current Period were JPY289 million. The Company will continue to aim at stabilizing income by reducing subscriber cancellations and by increasing new customers.

            The Company launched its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware in the Current Period. The Company sells these products to Hikari Tsushin affiliates, such as IE Group, Inc. and CalltoWeb, Inc., who then resell the products to the customers. Revenues from the sales of these products in the Current Period were JPY196 million. The Company will continue to aim to expand its income by extending the reach of its products and services.

            In the advertising business, the Company has expanded its web site partner and advertiser network, and established its wholly-owned subsidiary Cyber Joy, Inc. to promote and support its business. Revenues from the Company's advertising business in the Current Period were JPY123 million.

            The Company aims to continue to develop its advertising business by increasing the number of its partners and advertisers, and by developing its own media.

            Non-consolidated operating results for the Current Period showed revenues of JPY611 million, operating income of JPY102 million, ordinary income of JPY101 million, special gain of JPY2 million, income taxes-deferred of JPY83 million and accordingly, net income of JPY187 million.

   2. Financial condition

            Management continued to focus on improving the Company's cash flow, and cash balances were positive at the end of the Current Period. While Japan's economy has begun to recover gradually, the Company has prudently maintained a high equity ratio. As a result, non-consolidated results at the end of the Current Period showed total assets of JPY3,455 million, liabilities of JPY1,130 million and shareholders' equity of JPY2,324 million.

     3. Business outlook for FY2004 (October 1, 2003 through September 30, 2004)

          The Company and the Company's group will aim to increase income by continuing to implement measures from the Current Period.

          In the server business, the Company will continue to aim to expand its income by decreasing DESKWING subscriber cancellations and acquiring new customers. The Company will aim to expand income by increasing number of hardware and software goods. In the advertisement business, the Company will aim to expand net sales by increasing number of its web site partner and advertiser network.

          As announced on November 13, 2003, non-consolidated interim earnings projections for the first six months of FY2004 were forecast to be net sales of JPY700 million, ordinary income of JPY100 million and net income of JPY90 million, while non-consolidated annual earnings projections for FY 2004 show net sales of JPY1,500 million, ordinary income of JPY200 million and net income of JPY180 million.

(Note) Earning projections are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and our actual results could materially differ from earning projections discussed in this result of business operations. Investors should not make investment decision based upon these earning projections.

4.  Quarterly Financial Statements

  (1) Quarterly Balance Sheets

                                                                                                     (Thousands of yen)
                           Periods
                                              1Q FY2004                      1Q FY2003                   Annual FY2003
 Accounts                             (As of December 31, 2003)      (As of December 31, 2002)     (As of December 31, 2002)
                                         Amounts          Ratio         Amounts          Ratio         Amounts         Ratio
                                         -------          -----         -------          -----         -------         -----
                                                             %                              %                            %
        (Assets)
I      Current assets
      1.   Cash on hand and
           in banks                         2,114,406                     16,670,283                     1,930,519
      2. Accounts
         receivable-trade                     178,828                         31,622                       125,194
      3. Securities                           200,797                        200,789                       200,795
      4. Inventories                           28,883                             37                         2,365
      5. Differed tax assets                   83,863                             --                            --
      6. Accounts receivable-
         others                                 3,161                         60,736                        18,738
      7. Official credit        N2            782,081                             --                       782,081
         deposit
      8. Others                                10,622                         29,377                        30,801
      9. Allowance of
         doubtful accounts                    (7,038)                       (10,437)                       (9,264)
                                            ---------                     ----------                     ---------
         Total current assets               3,395,605        98.3         16,982,410        99.5         3,081,232       98.5
II      Fixed assets
      1. Property and
         equipment              N1             26,110         0.7             44,469         0.2            27,166        0.9
      2. Intangible fixed                      21,089         0.6             17,666         0.1             8,348        0.2
         asset
      3. Investments and others
        (1) Investments and
            others                             12,290                        289,228                       273,110
        (2) Allowance of
            doubtful accounts                      --                      (260,844)                     (260,820)
                                            ---------                     ----------                     ---------
            Total investments
            and others                         12,290         0.4             28,384         0.2            12,290        0.4
                                            ---------                     ----------                     ---------
         Total property and
         equipment                             59,490         1.7             90,520         0.5            47,806        1.5
                                            ---------                     ----------                     ---------
         Total fixed assets                 3,455,095       100.0         17,072,931       100.0         3,129,038      100.0
                                            =========                     ==========                     =========


                                                                                                      (Thousands of yen)
                               Periods
                                                  1Q FY2004                     1Q FY2003                 Annual FY2003
 Accounts                                 (As of December 31, 2003)     (As of December 31, 2002)   (As of December 31, 2002)
                                            Amounts          Ratio         Amounts         Ratio        Amounts        Ratio
                                            -------          -----         -------         -----        -------        -----
                                                                %                            %                           %
         (Liabilities)
I       Current
        liabilities
      1. Accounts payable-trade                  255,679                        81,453                     135,062
      2. Accounts payable-others                  64,883                        36,819                      44,270
      3. Income taxes payable                         72                           950                       1,191
      4. Allowance for accrued
         Bonus                                     4,849                            --                       9,119
      5. Allowance for
         settlement of
         litigation                              782,081                            --                     782,081
      6. Others                   N3              22,600                        41,528                      19,711
        Total current
        liabilities                            1,130,166         32.7          160,751         1.0         991,436        31.7
                                               ---------                    ----------                   ---------
        Total liabilities                      1,130,166         32.7          160,751         1.0         991,436        31.7
                                               ---------                    ----------                   ---------

           (Shareholders' equity)
I       Common stock              N4             566,685         16.4        8,062,125        47.2         566,685        18.1
II      Capital surplus           N4
        Additional paid-in
        capital                                  465,101                     7,344,461                     465,101
                                               ---------                    ----------                   ---------
        Total capital surplus                    465,101         13.5        7,344,461        43.0         465,101        14.9
III     Earnings surplus
            Retained Earnings                  1,293,143                     1,505,593                   1,105,815
        Total earnings surplus                 1,293,143         37.4        1,505,593         8.8       1,105,815        35.3
                                               ---------                    ----------                   ---------
        Total shareholders'
        equity                                 2,324,929         67.3       16,912,180        99.0       2,137,602        68.3
                                               ---------                    ----------                   ---------
        Total liabilities and
        shareholders' equity                   3,455,095        100.0       17,072,931       100.0       3,129,038       100.0
                                               =========                    ==========                   =========

(2) Quarterly Statements of Income


                                                                                                      (Thousands of yen)

                                  Periods           1Q FY2004                    1Q FY2003                    Annual FY2003

 Accounts                                       From October 1, 2003         From October 1, 2002        From October 1, 2002
                                                To December 31, 2003         To December 31, 2002       To September 30, 2003
                                               Amounts          Ratio        Amounts        Ratio         Amounts        Ratio
                                                                    %                           %                           %
I        Net Sales                                 611,439        100.0        462,426        100.0       1,768,165       100.0
II       Cost of Sales                             347,777         56.9        137,870         29.8         649,620        36.7
                                                 ---------                   ---------                    ---------
            Gross profit                           263,662         43.1        324,556         70.2       1,118,544        63.3
III     Selling, General and
        Administrative Expense         N1          160,714         26.3        110,464         23.9         507,307        28.7
                                                 ---------                   ---------                    ---------
            Operating income                       102,948         16.8        214,091         46.3         611,237        34.6
IV       Non-operating Income          N2              465          0.1          1,719          0.4          17,588         1.0
V        Non-operating Expense         N3            2,297          0.4         15,193          3.3          34,048         2.0
                                                 ---------                   ---------                    ---------
            Ordinary Income                        101,116         16.5        200,617         43.4         594,778        33.6
VI       Special Gain                  N4            2,420          0.4         22,156          4.8          26,932         1.5
VII      Special Losses                N5               --           --         54,159         11.7         852,614        48.2
                                                 ---------                   ---------                    ---------
            Income before income
            taxes                                  103,536         16.9        168,614         36.5       (230,903)      (13.0)
            Corporate, inhabitants
            and enterprise taxes                        72          0.0            950          0.2           1,210         0.1
            Income taxes-deferred                 (83,863)       (13.7)             --           --              --          --
                                                 ---------                   ---------                    ---------
            Net income (Loss)                      187,327         30.6        167,664         36.3       (232,113)      (13.1)
            Retained earnings at the
            beginning of the period              1,105,815                   1,337,929                    1,337,929
                                                 ---------                   ---------                    ---------
            Retained earnings at the
            end of the period                    1,293,143                   1,505,593                    1,105,815
                                                 =========                   =========                    =========

(3) Quarterly Statements of Cash Flows

                                                                                                   (Thousands of yen)

                                                        1Q FY2004                1Q FY2003             Annual FY2003
                    Accounts                       From October 1, 2003     From October 1, 2002    From October 1, 2002
                                                   To December 31, 2003     To December 31, 2002   To September 30, 2003
                                                   --------------------     --------------------   ---------------------
                                                         Amounts                  Amounts                 Amounts
                                                         -------                  -------                 -------
I Cash flows from operating activities
     1.  Net income before income taxes (Loss)                         --                 168,641               (230,930)
     2.  Depreciation and amortization                                 --                  11,007                  29,063
     3.  Amortization for security deposit                             --                     997                     997
     4.  Increase (Decrease) in allowance for
         doubtful accounts                                             --                     408                   (787)
     5.  Increase (Decrease) in allowance for
         bonus                                                         --                 (6,226)                   2,104
     6.  Increase in allowance for litigation
         settlement                                                    --                      --                 782,081
     7.  Interest and dividend income                                  --                   (231)                   (340)
     8.  Gain on sales of property and
         equipment                                                     --                (12,396)                (14,017)
     9.  Loss on sales of property and
         equipment                                                     --                   2,404                   4,417
    10.  Loss on disposals of property and
         equipment                                                     --                  47,702                  47,811
    11.  Increase in accounts receivable-trade                         --                 (8,724)               (102,295)
    12.  Increase in official credit deposit                           --                      --               (782,081)
    13.  Decrease in account receivable                                --                     911                  42,909
    14.  Decrease (Increase) in other assets                           --                 (6,651)                (10,859)
    15.  Increase in accounts payable                                  --                  32,528                  86,137
    16.  Decrease in other liabilities                                 --                (56,307)                (70,501)
                                                              -----------              ----------            ------------
           Subtotal                                                    --                 174,036               (216,263)
    17.  Interests and dividend received                               --                     153                     362
    18.  Income taxes paid                                             --                 (3,653)                 (3,292)
                                                              -----------              ----------            ------------
    19.  Net cash provided by (used in)                                --                 170,537               (219,193)
         operating activities

II Cash flows from investing activities
    1.   Deposit in time deposit                                       --                      --               (200,000)
    2.   Refunding of time deposit                                     --                      --                 200,000
    3.   Purchase of subsidiary securities                             --                      --                (10,000)
    4.   Purchase of property and equipment                            --                   (400)                 (4,006)
    5.   Proceeds from sales of property and
         equipment                                                     --                  85,260                  97,545
    6.   Proceeds from other investments                               --                      --                  26,094
                                                              -----------              ----------            ------------
         Net cash provided by investing
         activities                                                    --                  84,860                 109,633

III Cash flows from financing activities
    1.   Proceeds from issuance of new shares                          --                   3,600                   4,000
    2.   Payment for special dividend in
         connection with capital reduction                             --                      --            (14,375,200)
                                                              -----------              ----------            ------------
         Net cash provided by (used in)
         financing activities                                          --                   3,600            (14,371,200)
                                                              -----------              ----------            ------------

IV Net increase (Decrease) in cash and cash
   equivalents                                                         --                 258,997            (14,480,760)
V  Cash and cash equivalents at the beginning
    of the period                                                      --              16,412,076              16,412,076
                                                              -----------              ----------            ------------
VI  Cash and cash equivalents at the end of
    the period                                                         --              16,671,073               1,931,315
                                                              ===========              ==========            ============

(Note) 1Q FY2004 (From October 1, 2003 to December 31) is not stated, because of introduction of consolidated 1Q FY2004 financial results.

         Significant Accounting Policies

            Periods            1Q FY2004                      1Q FY2003                  Prior fiscal year

                          From October 1, 2003           From October 1, 2002          From October 1, 2002
   Items                  To December 31, 2003           To December 31, 2002          To September 30, 2003
-----------------------------------------------------------------------------------------------------------------
1. Basis and methods    (1) Securities                  (1) Securities                  (1) Securities
   of valuation of         Subsidiary shares                                               Subsidiary shares
   assets
                             Cost method based on          Other securities                 Cost method based on
                                average method.            No market quotation                average method.
                                                              Same as left
                           Other securities                                            Other securities
                            No market quotation                                        No market quotation
                             Cost method based on                                              Same as left
                                average method.

                        (2) Inventory                   (2) Inventory                   (2) Inventory
                           Commodity                                                       Commodity
                             Cost method based on                                           Cost method based on
                                average method.           Work in process                     average method.
                                                              Cost method based
                                                              on specific
                                                              indentification
                                                              method.

                                                        Supplies
                                                              Last purchase method

2. Depreciation and     (1) Property and equipment      (1) Property and equipment:     (1) Property and equipment:
   amortization of         Declining balance method:        Declining balance method:      Declining balance method:
   fixed assets           The estimated useful life         The estimated useful life       The estimated useful life is
                          is described as follows:          and residual value are          described as follows:
                                                            based upon the same
                           Building  15 years               criteria stipulated in the       Building  15 years
                           Equipment 3 to 8 years           corporate income tax law.        Equipment 3 to 8 years

                        (2) Intangible fixed assets:    (2) Intangible fixed assets:    (2) Intangible assets
                             Software used for the
                             Company's operation is          Same as left                    Same as left
                             amortized by the
                             straight-line method
                             over the estimated useful
                             life of 5 years.

3. Basis for            (1) Allowance for doubtful      (1) Allowance for doubtful      (1) Allowance for doubtful
   calculation of          accounts:                       accounts:                       accounts:
   allowances
                             Allowance for
                             doubtful accounts is          Same as left                     Same as left
                             provided based on past
                             experience for normal
                             receivables and on an
                             estimate of the
                             collectibility of
                             receivables and on an
                             estimate of the
                             collectibility of
                             receivables from           (2) Allowance for bonus         (2) Allowance for bonus
                             companies in financial                                      Accrued bonus is provided for
                             difficulty.                   Same as left                 the payment of employees' bonus
                                                                                        based on estimated amounts of
                        (2) Allowance for bonus                                         future payments attributed to the
                             Accrued bonus is                                           current period.
                             provided for the
                             payment of employees'
                             bonus based on estimated
                             amounts of future payments                                 (Additional information)
                             attributed to the current                                      The bonus payment period has
                             period.                                                    been amended in the current period.
                                                                                        As a result, operating income,
                                                                                        ordinary income and net income are
                                                                                        less accounted for JPY4,559 thousand,
                                                                                        compared with when the existing bonus
                                                                                        payment period.

            Periods            1Q FY2004                      1Q FY2003                     Prior fiscal year

                          From October 1, 2003           From October 1, 2002              From October 1, 2002
   Items                  To December 31, 2003           To December 31, 2002              To September 30, 2003
-----------------------------------------------------------------------------------------------------------------------
                        (3) Allowance for settlement:                                   (3) Allowance for settlement:
                             The company has recorded                                        The company has recorded
                           the amount it expects to pay                                    the amount it expects to pay
                           for settlement of the class         -------                     for settlement of the class
                           action related to the                                           action related to the
                           Company's US public offering                                    Company's US public offering
                           of securities.                                                  of securities.
                                                                                        (Additional information)
                                                                                             The plaintiffs in the above
                                                                                           action had sought damages,
                                                                                           costs and expenses of an
                                                                                           unspecified amount. The
                                                                                           settlement agreement with the
                                                                                           Plaintiffs on June 6, 2003
                                                                                           permits the Company to
                                                                                           reasonably estimate the cost
                                                                                           to settle and bring to an end
                                                                                           the litigation and,
                                                                                           accordingly, the Company
                                                                                           recorded a settlement allowance
                                                                                           amount pursuant to the content
                                                                                           of the settlement agreement for
                                                                                           the current financial accounting
                                                                                           period.

4. Lease                    Noncancelable lease
                        transactions are primarily
                        accounted for as operating
                        leases except that lease            Same as left                      Same as left
                        agreements which stipulate
                        the transfer of ownership
                        of the leased assets to the
                        lessee are accounted for as
                        finance leases.

5. Cash and cash                                        Cash and cash equivalent in
   equivalents in                                       the statement of cash flows
   statements of                -------                 consist of cash on hand, bank
   cash flow                                            deposits which can be                 Same as left
                                                        withdrawn on demand and
                                                        short-term investments which
                                                        can easily be converted to
                                                        cash and are subject to
                                                        little risk of change in value
                                                        and with maturity with in
                                                        three months after acquisition
                                                        of the securities.


            Periods            1Q FY2004                      1Q FY2003                   Prior fiscal year

                          From October 1, 2003           From October 1, 2002            From October 1, 2002
   Items                  To December 31, 2003           To December 31, 2002            To September 30, 2003
---------------------------------------------------------------------------------------------------------------------
6. Others                Accounting for consumption     Accounting for consumption      (1) Accounting for consumption
                         taxes:                         taxes:                          taxes:
                          Consumption taxes are         Same as left                        Same as left
                          excluded from transaction
                          amounts.

                                                                                        (2) Accounting for Treasury
                                                                                            Stock and reversal of
                                                                                            Additional Paid-in Capital
                                                                                            and Legal Reserve, etc:

                                                                                              Since the current period,
                                                                                            the Company has adopted
                                                                                            "Accounting Standard for
                                                                                            Treasury Stock and Reversal
                                                                                            of Additions Paid-in
                                                                                            Capital and Legal Reserve,
                                                                                            etc" (Statement of
                                                                                            Accounting Board of Japan
                                                                                            No. 1 issued on Feb. 21,
                                                                                            2002). There is no effect
                                                                                            on gain and loss due to
                                                                                            this adoption. The capital
                                                                                            section of annual balance
                                                                                            sheets, based on the
                                                                                            revision of the balance
                                                                                            sheet rules.

                                                                                        (3) Accounting Standard for net
                                                                                            income per share:

                                                                                              Since the current period,
                                                                                            the Company has adopted
                                                                                            "Accounting Standard for
                                                                                            Net Income per share"
                                                                                            (Statement of Accounting
                                                                                            Standard Board of Japan
                                                                                            No. 2, issued on Sept. 25,
                                                                                            2002) and "The Guidance
                                                                                            for Implementation of the
                                                                                            Accounting Standard for
                                                                                            Net Income per Share" (The
                                                                                            guidance for implementation
                                                                                            of statement of Accounting
                                                                                            Standard Board of Japan
                                                                                            No. 4, issued on Sept. 25,
                                                                                            2002). There is no effect
                                                                                            on per share information of
                                                                                            FY2002 resulting from the
                                                                                            adoption of those rules.

Additional Information

                1Q FY2004                                 1Q FY2003                          Prior fiscal year
           From October 1, 2003                      From October 1, 2002                   From October 1, 2002
           To December 31, 2003                      To December 31, 2002                  To September 30, 2003
                                            (Method of indicating the capital
                                            section of quarterly balance sheet)

              --------------                   The interim balance sheet rules               ---------------
                                            following the revision shall apply
                                            regarding the method of indicating the
                                            capital section of the quarterly
                                            balance sheet, based on the partial
                                            revision of the interim balance sheet
                                            rules pursuant to the ministerial
                                            issue No.10, March 26, 2002.


Note to Financial Statements

   For quarterly balance sheets

                                                                                                 (Thousands of yen)

                1Q FY2004                                  1Q FY2003                              Prior fiscal year
           As of December 31, 2003                  As of December 31, 2002                    As of September 30, 2003

N1      Cumulative depreciation of property     N1 Cumulative depreciation of         N1    Cumulative depreciation of property
        and equipment                               property and equipment               and equipment

                                 JPY71,064                          JPY74,344                                       JPY68,875

N2    JPY782,081 thousand is on deposit in                                            N2    JPY782,081 thousand is on deposit
    an escrow account pursuant to the                                                    in an escrow account pursuant to the
    settlement of the US class action                    ---------------                 settlement of the US class action
    related to the Company's public                                                      related to the Company's public
    offering of securities.                                                              offering of securities.


N3      Treatment of Consumption Tax:           N3 Treatment of Consumption Tax:
  After having been setoff, pre-paid
  consumption tax and pre-received                       Same as left                                 -------------
  consumption tax are indicated in "Other
  Current Assets"
                                                                                      N4 Special dividend in connection with
                                                                                      capital reduction

                 --------------                         ----------------                  Special dividend in connection with
                                                                                      Capital reduction effective September 9,
                                                                                      2003 was resolved at the shareholders
                                                                                      meeting on July 31,2003, and the
                                                                                      dividend was paid on September 30, 2003.

                                                                                      Decrease in capital              JPY7,495,640

                                                                                      Decrease in capital reserve      JPY6,879,560
                                                                                      ----------------------------------------------
                                                                                      Total amount of reduced capital  JPY4,375,200

   (For quarterly statement of income)

                                                                                                 (Thousands of yen)

                1Q FY 2004                                1Q FY 2003                            Prior fiscal year
           From October 1, 2003                      From October 1, 2002                     From October 1, 2002
           To December 31, 2003                      To December 31, 2002                     To September 30, 2003
N1  Depreciation                            N1  Depreciation                         N1  Depreciation
Property and equipment          2,224       Property and equipment      6,169        Property and equipment           24,812
Intangible Assets               1,365       Intangible Assets           1,227        Intangible Assets                 4,250

                                            N2 Major components of                   N2  Major components of
              ------------                  non-operating profit                     non-operating profit
                                            Interest earned (other)       228        Interest earned (other)             340
                                                                                     Finance guide fee                12,924

N3 Major components of                      N3 Major components of                   N3  Major components of
        operating expense                           operating expense                        operating expense
Rent expense                    1,526       Litigation expense         11,335        Litigation expense               23,907
                                            Depreciation expense        3,609        Depreciation expense              5,249
                                                                                     Cost for special dividend
                                                                                     in connection with capital
                                                                                     reduction                         4,412

N4  Major components of                     N4 Major components  of                  N4 Major components of
        special income                            special income                             special income
Reversal of  allowance  for                 Proceeds from sale of                    Proceeds from sale of
doubtful accounts               2,225       assets                     12,396        assets                           14,017
                                            Bad debt recovered          8,257        Bad debt recovered               11,201
                                            N5  Major components of                  N5 Major components
                                                    special loss                         of special loss
              ------------                  Loss on retirement of                    Loss on sale of equipment          3,935
                                            buildings                  47,702        Loss on disposal of
                                            Loss on retirement of                    building                          4,766
                                            equipment                   4,052        Loss on disposal of
                                                                                     equipment                        37,397
                                                                                     Loss on disposal of
                                                                                     software                          4,628

   (Quarterly statements of cash flows)

                                                                                                   (Thousands of yen)

               1Q FY 2004                                 1Q FY2003                                 Prior fiscal year
          From October 1, 2003                       From October 1, 2002                         From October 1, 2002
          To December 31, 2003                       To December 31, 2002                         To September 30, 2003
                                           The following is the relation between         The following is the relation between
                                           cash and cash equivalents at the end          cash and cash equivalents at the end
                                           of the 1Q FY2003 and the items listed         of the year and the items listed in
                                           in balance sheets:                            balance sheets:
              ------------                 Cash on hand and in banks     16,670,283      Cash on hand and in banks     1,930,519
                                           Time deposits with maturity                   Time deposits with maturity
                                           more than 3 months              (200,000)     more than 3 months             (200,000)
                                           Securities                       200,789      Securities                      200,795

                                           Cash and cash equivalents     16,671,073      Cash and cash equivalents     1,931,315

1Q FY2004 (From October 1, 2003 to December 31) is stated in note to consolidated financial statements

   (For lease transactions)

                1Q FY 2004                                 1Q FY 2003                            Prior fiscal year
            From October 1, 2003                      From October 1, 2002                     From October 1, 2002
            To December 31, 2003                      To December 31, 2002                     To September 30, 2003
There are no significant transactions to
be disclosed.                                              Same as left                             Same as left

  (For securities)

       1Q FY2004 (as of December 31, 2003)

         There is no investment in subsidiaries with market value.

       Carrying value of major securities whose fair value is not available

                                                                                                    (Thousands of yen)

                                                   1Q FY 2004                 1Q FY 2003              Prior Fiscal Year
                                              Amount acconted in          Amount acconted in          Amount acconted in
          Categories                             Balance sheets             Balance sheets              Balance sheets
                                           (As of December 31, 2003)   (As of December 31, 2002)  (As of September 30, 2003)

Other securities
   Free Financial Fund                            -------------                 200,789                   200,795


1Q FY2004 (From October 1, 2003 to December 31, 2003) is stated in note to consolidated financial statements.

   (For derivative transactions)

       1Q FY2003 (From October 1, 2002 to December 31, 2002) and FY2003 (From October 1, 2002 to September 30, 2003)

       Not applicable

       1Q FY2004 (From October 1, 2003 to December 31, 2003) is stated in note to consolidated financial statements.



   (Equity in income (losses) of affiliates)

     1Q FY2003 (From October 1, 2002 to December 31, 2002) and FY 2003 (From October 1, 2002 to September 30, 2003)

       Not applicable


     1Q FY2004 (From October 1, 2003 to December 31, 2003) is not stated, because of preparing consolidated 1Q FY2004 financial statements.

   (Amounts per share information)

                                                1Q FY2004                     1Q FY2003                  Prior fiscal year
                                          From October 1, 2003          From October 1, 2002           From October 1, 2002
                                           To December 31, 2003          To December 31, 2002          To September 30, 2003
Net assets per share                         ----------                        JPY1,648,682.04              JPY208,180.98

Net income per share - basic (Loss)          ----------                           JPY16,344.71              JPY(22,612.17)

Net income per share - diluted               ----------                           JPY16,338.34
                                                                                                            ------------

                                                                                                              Since the current
                                                                                                         year, the Company has
                                                                                                         adopted "Accounting
                                                                                                         Standard for Net Income
                                                                                                         per Share" (Statement of
                                                                                                         Accounting Standard Board
                                                                                                         of Japan No. 2, issued on
                                                                                                         Sept. 25, 2002) and "The
                                                                                                         Guidance for
                                                                                                         Implementation of the
                                                                                                         Accounting Standard for
                                                                                                         Net Income per Share"
                                                                                                         (The guidance for
                                                                                                         implimentation of
                                                                                                         statement of Accounting
                                                                                                         Standard Board of Japan
                                                                                                         No. 4, issued on Sept. 25,
                                                                                                         2002).

                                                                                                              There is no effect
                                                                                                         on per share information
                                                                                                         of the current period and
                                                                                                         FY2002 by the adoption of
                                                                                                         both rules.

   (Note) 1.   Net income per share - basic is calculated based on average number of shares outstanding during the period.

          2. Net income pear share - diluted is not stated in prior fiscal year because there is no premium on issuing stock purchase warrants.

          3. Net income per share - basic for 1Q FY04 is calculated based on the following figures.

                                                                                                         (Thousands of yen)
                                                     1Q FY2004                   1Q FY2003               Prior fiscal year
                                               From October 1, 2003        From October 1, 2002         From October 1, 2002
                                               To December 31, 2003        To December 31, 2002        To September 30, 2003
Net income                                         ------                          ------                       JPY(232,113)

Amount not attributable to common
shareholders                                       ------                          ------                           ------

Net income attributable to common stock            ------                          ------                       JPY(232,113)

Average number of shares outstanding
during the period                                  ------                          ------                         JPY10,268

Information of diluted shares, which is
not included in calculation of quarterly                                                                      (Stock Option)
net income per share for the current                                                                    Resolution at
period due to no dilutive effect.                                                  ------             Extraordinary Shareholders'
                                                   ------                                             Meeting on May 31, 2000
                                                                                                      Amounts Paid: JPY3,000
                                                                                                      (unsecured bonds with
                                                                                                      subscription rights)
                                                                                                      The 3rd unsecured bonds
                                                                                                      (with stock warrants)
                                                                                                      Face amount: JPY1,687,000

          4. 1Q FY2004 (From October 1, 2003 to December 31, 2003) is not stated, because of preparing consolidated 1Q FY2004 financial statements.

   (Significant subsequent events)

               1Q FY 2004                                1Q FY 2004                             Prior fiscal year
          From October 1, 2003                      From October 1, 2002                      From October 1, 2002
           To December 31, 2003                     To December 31, 2002                      To September 30, 2003
  Not applicable                                  Same as left                               Same as left


(2) Others

       Not applicable